Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-220302

Correction: Giggles N’ Hugs’ CEO Interview And Transcript With RedChip that aired on
FOX Business Now Available

Los Angeles, March 15, 2018 (GLOBE NEWSWIRE) —

— increasing sales, potential expansion, could mean opportunity for investors

— Malls see restaurant as a traffic-driving partner, not tenant

— Unique Family-friendly concept attracting celebrity clientele

Giggles N’ Hugs, Inc. (GIGL), owner and operator of family-friendly restaurants that bring together high-end, organic food with active, exciting play and entertainment for children, today announced that for those that missed it, the video and transcript of an interview with Joey Parsi, Giggle N’ Hugs’ founder and CEO, is now available online. The interview originally aired on The RedChip Money Report™ television program on Fox Business channel, available in 100 million homes across the U.S., on Sun., Feb. 25, 2018.

In the interview, Mr. Parsi makes the case that Giggles N’ Hugs could be a winning investment. The unique concept, company owned and franchising expansion opportunity, and strong sales of Giggles N’ Hugs, Mr. Parsi believes, are not reflected in the currently undervalued stock of the company. Investors have a clear opportunity, Mr. Parsi says.

To read the transcript and watch the interview, please visit

http://www.giglinfo.com/interview.php

“The RedChip Money Report” delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies. The show is hosted by Dave Gentry, a leading authority on small-cap stocks and the author of Small Stocks, Big Money, published by Wiley Finance. Gentry has made multiple guest appearances on both CNBC and Fox Business News.

About Giggles N’ Hugs

Giggles N’ Hugs is the first and only restaurant that brings together high-end, organic food with active, cutting-edge play and entertainment for children. Every Giggles N’ Hugs location offers an upscale, family-friendly atmosphere with a dedicated play area that children 10 and younger absolutely love. We feature high-quality menus made from fresh and local foods, nightly entertainment such as magic shows, concerts, puppet shows and face painting, and hugely popular party packages for families that want to do something special.

Forward Looking Statements:

Certain statements in this press release constitute “forward-looking statements” within the meaning of the federal securities laws. Words such as “may,” “might,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict,” “forecast,” “project,” “plan,” “intend” or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While the Company believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Thus, actual results could be materially different. The Company expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

TRANSCRIPT OF

INTERVIEW WITH CEO JOEY PARSI

0:11

Question: Now Joey, for our viewers that are unfamiliar with Giggles N’ Hugs, let’s start out with a quick overview of the business concept.

Answer: Sure. We’re a family restaurant and play-space. Now what that means is that we’re one of the first and only establishments where inside the restaurant we have a giant play area, which allows the parents who have small children to be able to sit, eat, relax, and eat delicious gourmet, high-end, organic food while the kids are being entertained and playing around inside the play area.

0:43

Question: Joey, what’s the essential value proposition? Why should investors take an interest in your stock today?

Answer: Over the past seven, eight years we’ve been in existence, we’ve laid the foundation, a very solid foundation, for success going forward. We have one of the best management teams, I believe, in the country in the restaurant business. With the former CEO of Wolfgang Puck Enterprises here, the former chief operating officer of California Pizza Kitchen, the former chief operating officer of some of the most iconic brands in the country, including Hard Rock, Planet Hollywood, etc. are on my team. And we have an incredible opportunity in terms of partnerships with the largest landlords in the country, the four largest landlords, mall owners in the country. So we have plenty of locations to pick and choose from. We deliver an incredible amount of foot traffic to these malls. And with the malls sort of dying right now because of online shopping, people are spending a lot more time shopping online than they are physically going into the malls, the malls look at us as a partner. So they’re paying us to go into their malls, to bring our foot traffic with us. With all that said, with our stock price being as low as it is, and having record sales, record revenues, I think it makes a compelling story for an investor who’s looking to get involved with an opportunity to potentially make significant gains going forward.

2:12

Question: Joey, you’re really the polar opposite of a Chuck E. Cheese. Could you tell us, you know, how you differentiate yourself from that franchise?

Answer: Yeah, sure, so, you know, Chuck E. Cheese was started by Nolan Bushnell some 40, 45 years ago. Nolan is the founder of Atari, for those of you that might not be familiar. Atari is, in essence, pioneered the video-game industry. And when Nolan Bushnell sold off Atari, he, for several years, he sort of sat on the sidelines and enjoyed the fruits of his work at Atari, but then the video-game industry that he had created had become huge in the United States and around the world. And so, he wanted to monetize the video-game craze, and he created Chuck E. Cheese and built it up with a bunch of these video games he had and served up some pizza and called it Chuck E. Cheese. Now how we’re different, and you know, I appreciate you telling your viewers that we’re polar opposite and you’re true and that’s correct. How we’re different is that where Chuck E. Cheese serves pizza, and you know, what we would call is salad. We serve, you know, chicken-breast paninis and Alaskan wild salmon with ginger sauce and you know, beet salad with candied walnuts and goat cheese. Everything is made fresh in house. All of our dressings are made fresh in house. All of our sauces are made fresh in house. We use all-organic produce. We use, you know, locally sourced, non-hormone meats, etc. So, where they are an arcade center, in essence, and we’re an entertainment company. We keep the kids entertained and engaged with activities and games, as opposed to putting them in front of a screen, where Chuck E. Cheese is a, I guess what you would call a restaurant, you know, and I get it, I would look at it more as a pizza place than a restaurant. We’re a full-service restaurant. So that’s how we’re different, and that’s how, in essence, we’re opposites.

4:10

Question: Joey, you touched on this a little bit. But your concept has proven its ability to increase foot traffic at malls. Could you talk to us more about the relationships you built with the mall owners, and what does it mean for your expansion?

Answer: Sure, so over the past six, seven years, as you and your viewers probably know, consumers have shifted their habits, in that there is a lot more shopping now being done online, whether it’s on Amazon, Overstock, or elsewhere, many more of us are doing our shopping online. As a result, less and less people are physically going to the mall. Physically shopping. And the mall owners are feeling that. They’re scrambling, in fact they’re very scared right now, because with Kmart and JCPenney and Sears and many of the other retailers out there suffering right now, the landlords are trying to reinvent themselves, re-energize themselves, they’re trying to figure out ways where they can bring in foot traffic. Well, each Giggles N’ Hugs location brings in maybe 15,000-20,000 individuals per month, per location to our doors. And so the mall owners look at us as their partners as opposed to a tenant. They rolled out the red carpet for us. You know, they’ve paid us substantial amounts of tenant allowances to get us into the existing malls, you know, the existing locations, but now they’re offering us even more incentives, and more opportunities and discounts on rent to get, to lure us into their malls, because they want our foot traffic. And because of that, they’re all sort of looking at us as I said, a partner.

5:50

Question: Joey, management is always key to success for small caps. Could you tell us more about some of the key members of your executive team?

Answer: Sure, we have Philip Gay, who’s the former Chief Financial Officer of California Pizza Kitchen. After CPK, Philip moved on and became the CEO of Wolfgang Puck Enterprises, which I’m sure your viewers are very familiar with. He was a CEO of Grilled Concepts, a publicly traded restaurant company here on the West Coast. My President is John Kaufman, John came from CPK, in fact, John was the original Chief Operating Officer of California Pizza Kitchen. Together, John and Philip grew California Pizza from just a couple of locations to over 100 locations, whereby Philip arranged for the sale of the company to Pepsi-Cola Company, so we have them on our team. We have Sean Richards, he’s helped roll out concepts like Pink Taco, Hard Rock Cafe, the Viper Room, etc. Together with Sean, John, and Philip, I believe we have one of the best, if not the best, management teams in the restaurant business.

7:01

Question: Joey, you’ve got some impressive clients that everyone can probably recognize and would know. Why don’t you give us a little more in depth to who are some of your clients that the audience might know?

Answer: Well, obviously, we cater to families across the town here. Regular people are the majority of our customers, but because we’re in sunny Southern California, and particularly in Hollywood, we obviously get a lot of celebrities. And many of these celebrities have become friends of ours. And some of them have actually become investors in the company, and ambassadors for the company, so that they can amplify our voice and what we’re trying to communicate to the country for us. As an example, you know you guys can go onto our website and get a glimpse of some of our celebrity friends. But people like Mark Wahlberg, or Adam Sandler, or Jay-Z and Beyoncé, or Sarah Michelle Gellar, or Halle Berry, etc. You know, these are some of our clients. But recently over the past six, eight, ten months, we brought on our team, some favorite moms, customers of ours, Tia Mowry and Jillian Michaels, who are both ambassadors to the company. In the case of Jillian Michaels, she’s our global brand ambassador. She’s a significant shareholder, and we’re thrilled to have her on our team. A couple of months ago, through her help, and with the addition of Michelle Steinberg and Domain, which is our PR company that we just recently engaged, we were able to have NBC Extra cover an event that we did at the launching of our Fitness Fridays, whereby every Friday we have activities and games that’s all about working out and being active that Jillian Michaels put in place for us. We also have a couple of the dishes from Jillian’s recent cookbook that we’ve added to our menu. So we have a ton of celebrities that frequent our establishment, but we also have, you know, regular families that love what we do, that look at us heaven on earth, as heaven on earth. There’s not a whole lot of places out there, Jon, where, you know, parents can come and be able to sit and eat in peace when you have a 2-year-old or a 3-year-old running around. It’s very, very challenging. And so, particularly for celebrities. If you can imagine if Beyoncé is out with her child, Blue Ivy, and Blue Ivy, you know, spills something, or breaks something, or, you know, has a tantrum for some reason that becomes front-page news across the country. Well, at Giggles N’ Hugs, it’s all about throwing tantrums and spilling things and breaking things. So, in some cases, celebrities love us even more.

9:45

Question: To wrap it up, Joey, why should investors take an interest in Giggles N’ Hugs today?

Answer: Well, you know, we’ve done a lot of hard work over the past seven, eight years to sort of situate ourselves and lay the foundation for significant success going forward. With our management team amongst the best in the country, with the unique partnerships that we have with all the mall owners in the country, with the unique concept that we have, with sales, our sales and our profits being significantly higher this year versus last year. In fact, if you look at our third-quarter numbers, our net margins were close to 30% out of our Glendale location. That’s unbelievable, you know to have 30% net margins on a unit level, on a restaurant level, that’s extraordinary. You know, most restaurants right now are seeing margins in 4, 5, 6 percent. I think at one time, I though Chipotle was up in the low 20s, and when, you know, Wall Street thought that they were the best. And to show the kind of results that we’re showing with margins at 30% EBITDA on the unit level at 30% is pretty extraordinary. And then our sales was up 12% this year versus last year when most restaurant companies are showing comps of negative 1 or 2 percent. Or if they’re doing really well, they’re showing 1 or 2 percent on the upside. And so to show 12% year-over-year sales increases is pretty magnificent. We were up seven and a half percent in our Topanga location. So combined, I think we’ve done extraordinarily well. And yet, our stock price are trading, is trading at historical lows. And I want to make sure that your viewers understand, we have raised over $9 million to date to get to the point that we have. Three of, close to three million of which came personally from me. And yet, the market cap of the company today stands at around three and a half million dollars. Now this is before the management team that we have, this is before all of the incredible things that we’ve achieved of the past six, seven years, and so to see the market cap of the company trading at historical lows when the actual reality of the business is that we’re thriving. You know, sales up, profits up, everything is doing great, and yet our stock price is down. So, if an investor is looking for potential growth, I think our stock price represents significant opportunities for investors going forward in terms of upside potential.

The rights offering will be made pursuant to the Company’s effective registration statement on Form S-1 (Reg. No. 333-220302) on file with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement was declared effective by the SEC on February 12, 2018. The offering can be made only by a final prospectus. Investors should consider investment objectives, risks, charges, and expenses carefully before investing. The prospectus included in the registration statement contains this and additional information about the Company and the rights offering, and rights holders should carefully read the prospectus before exercising their rights and investing. The prospectus may be found by clicking on the following link:

https://www.sec.gov/Archives/edgar/data/1381435/000149315218001658/forms-1a.htm

Requests for copies of the prospectus may be directed to Mackenzie Partners at (800) 322-2885 or rightsoffer@mackenziepartners.com.